EXHIBIT 99.1

EXECUTION VERSION

SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT, dated as of July 14, 2015 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Loan Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Loan Agreement referred to below (collectively, the “Lenders”) and (iv) CRYSTAL FINANCIAL LLC, in its capacity as administrative agent and collateral agent (the “Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders and the Agent are party to that certain Third Amended and Restated Term Loan and Security Agreement, dated as of November 21, 2014 (the “Existing Loan Agreement”). The Existing Loan Agreement, as amended by that certain First Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of March 19, 2015, this Amendment, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Loan Agreement”;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agent amend certain provisions of the Existing Loan Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agent have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Existing Loan Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Existing Loan Agreement.

(a) Amendment to Section 1.1. The following new definitions are hereby inserted into Section 1.1 of the Existing Loan Agreement in the appropriate alphabetical order:

“Original Tranche B U.S. Term Loan – as defined in Section 2.1.1.”

“Applicable Premium Trigger Event – (i) any prepayment by any Loan Party of all, or any part, of the principal balance of any Term Loan for any reason (including, but not limited to, any optional prepayment or mandatory prepayment, and distribution in respect thereof, and any refinancing thereof), whether in whole or in part, and whether before or after (x) the occurrence of an Event of Default, or (y) the commencement of any Insolvency Proceeding, and notwithstanding any acceleration (for any reason) of the Obligations; provided, that any payment required to be made pursuant to Section 5.2.2 shall not constitute an Applicable Premium Trigger Event; (ii) the acceleration of the Obligations for any reason, including, but not limited to, acceleration in accordance with Section 11.2, including as a result of the commencement of an Insolvency Proceeding; (iii) the satisfaction, release, payment, restructuring, reorganization, replacement, reinstatement, defeasance or compromise of any of the Obligations in any Insolvency Proceeding, foreclosure (whether by power of judicial proceeding or otherwise) or deed in lieu of foreclosure or the making of a distribution of any kind in any Insolvency Proceeding to the Agent, for the account of the Lenders in full or partial satisfaction of the Obligations; or (iv) the termination of this Agreement for any reason.

For purposes of the definition of the term Early Termination Fee, if an Applicable Premium Trigger Event occurs under clause (ii), (iii) or (iv), the entire outstanding principal amount of the Term Loan shall be deemed to have been prepaid on the date on which such Applicable Premium Trigger Event occurs.”

“Second Amendment – the Second Amendment to Third Amended and Restated Term Loan and Security Agreement, dated as of July 14, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Agent.”

“Second Amendment Effective Date – July 14, 2015.”

“Second Amendment Tranche B U.S. Term Loan – as defined in Section 2.1.1.”

“Second Amendment Tranche B U.S. Term Loan Amortization Payments – as defined in Section 5.2.2.”

“Second Amendment Tranche B U.S. Term Loan Termination Date – May 15, 2016”

(b) Amendment to Section 1.1. The definition of “Availability Block” is hereby deleted in its entirety and the following text is substituted in its stead:

“Availability Block – as of any date of determination, the greater of (i) thirteen and one half percent (13.5%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to (a) the Availability Block, (b) the Montrovest LC to the extent the Montrovest LC Event has not occurred, and (c) clause (a)(v) of the definition of Term Loan Borrowing Capacity), and (ii) $11,000,000.”

(c) Amendment to Section 1.1. The definition of “Early Termination Fee” is hereby deleted in its entirety and the following text is substituted in its stead:

“Early Termination Fee – (i) during the period of time from and after the Second Amendment Effective Date up to (but not including) the date that is the first anniversary of the Second Amendment Effective Date, an amount equal to 4.0% of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders; (ii) during the period of time from and after the first anniversary of the Second Amendment

Effective Date up to (but not including) the date that is the second anniversary of the Second Amendment Effective Date, an amount equal to 2.0% of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders; (iii) during the period of time from and after the second anniversary of the Second Amendment Effective Date up to (but not including) the date that is the third anniversary of the Second Amendment Effective Date, an amount equal to 1.0% of the principal amount of the Term Loan prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) on such date in cash to the Agent for the ratable account of the Lenders and (iv) from and after the third anniversary of the Second Amendment Effective Date, zero.”

(d) Amendment to Section 1.1. The definition of “Term Loan Borrowing Capacity” is hereby deleted in its entirety and the following text is substituted in its stead:

“Term Loan Borrowing Capacity – at any time, an amount equal to (a) the sum of (i) 108.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category (it being acknowledged that the Administrative Agent has the right to deem all or a portion of any Inventory as ineligible that is located in a store for which the lease is expiring in less than 5 months, if in the Administrative Agent’s reasonable discretion it determines that such store closure will adversely impact the Inventory appraisal on a pro forma basis); plus (ii) 102.5% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts; plus (iii) 102.5% of the Eligible Major Credit Card Receivables; plus (iv) the Montrovest LC Effective Advance Rate multiplied by the then stated amount of the Montrovest LC (provided however, that upon the occurrence of any Montrovest LC Event which is continuing (other than pursuant clause (d) thereunder), the stated amount of the Montrovest LC shall be deemed to be zero); plus (v) the lesser of (x) the principal balance of the Second Amendment Tranche B U.S. Term Loan and (y) the principal balance of the Second Amendment Tranche B U.S. Term Loan less any scheduled payments required but not paid pursuant to Section 5.2.2; minus (b) the sum of (i) the Availability Reserves (without any other duplication of Availability Reserves imposed by the Revolving Agent under the Revolving Credit Agreement), (ii) the Availability Block, (iii) the Seasonal Availability Block and (iv) the Capital Block.”

(e) Amendment to Section 1.1. The definition of “Term Loan Facility Amount” is hereby amended and restated by deleting “$33,000,000” and replacing such deletion with “$35,500,000”.

(f) Amendment to Section 2.1.1. Clause (a) of Section 2.1.1 of the Loan Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“Term Loan. (a) Subject to the terms and conditions set forth in this Agreement, on the Third Amendment Effective Date, each Lender shall make to (i) the US Borrower a term loan in the principal amount equal to its Pro Rata share of Five Million Dollars ($5,000,000) (the “Tranche A Term Loan”), (ii) the US Borrower (X) a term loan in the principal amount equal to its Pro Rata share of Twenty-Seven Million Five Hundred

Thousand Dollars ($27,500,000) (the “Original Tranche B U.S. Term Loan”) and (Y) on the Second Amendment Effective Date, a term loan in the principal amount equal to its Pro Rata share of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Second Amendment Tranche B U.S. Term Loan” and together with the Original Tranche B U.S. Term Loan, the “Tranche B U.S. Term Loan”), and (iii) the Canadian Borrower a term loan in the principal amount equal to its Pro Rata share of Five Hundred Thousand Dollars ($500,000) (the “Tranche B Canadian Term Loan” and, together with the Tranche B U.S. Term Loan, the “Tranche B Term Loan” and such Tranche B Term Loan together with the Tranche A Term Loan, collectively the “Term Loan”), provided that, in no event shall the aggregate Term Loan made by any Lender exceed such Lender’s Commitment. The Commitments shall be terminated upon the funding of the Term Loan (other than the Second Amendment Tranche B U.S. Term Loan) on the Third Amendment Effective Date, and the Commitment for the Second Amendment Tranche B U.S. Term Loan shall be terminated upon the funding of the Second Amendment Tranche B U.S. Term Loan on the Second Amendment Effective Date. The Term Loan is not a revolving credit facility and may not be repaid and redrawn and any repayments or prepayments of principal on the Term Loan shall permanently reduce the Term Loan. The obligations of the Lenders hereunder are several and not joint or joint and several. Each Borrower irrevocably authorizes the Administrative Agent and the Lenders to disburse the proceeds of the Term Loan (other than the Second Amendment Tranche B U.S. Term Loan) on the Third Amendment Effective Date, and the Second Amendment Tranche B U.S. Term Loan on the Second Amendment Effective Date, in each case in accordance with the terms of this Agreement. The entire unpaid principal balance of the Term Loan (other than the Second Amendment Tranche B U.S. Term Loan) shall be due and payable on the Termination Date, and any remaining outstanding amounts of the Second Amendment Tranche B U.S. Term Loan shall be due and payable on the Second Amendment Tranche B U.S. Term Loan Termination Date.”

(g) Amendment to Section 3.2.1. Section 3.2.1 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“Early Termination Fee. In the event prior to the third anniversary of the Second Amendment Effective Date, upon the occurrence of an Applicable Premium Trigger Event, the Borrowers shall pay to the Administrative Agent, for the ratable benefit of the Lenders, the Early Termination Fee; provided, that no Early Termination Fee shall be payable in respect of any prepayment of Second Amendment Tranche B U.S. Term Loan that is prepaid (or in the case of an Applicable Premium Trigger Event occurring under clauses (ii), (iii) or (iv) of the definition thereof, deemed to be prepaid) after December 15, 2015. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, it is understood and agreed that if the Obligations are accelerated as a result of the occurrence and continuance of any Event of Default (including by operation of law or otherwise), the Early Termination Fee, if any, determined as of the date of acceleration, will also be due and payable and will be treated and deemed as though the Term Loans were prepaid as of such date and shall constitute part of the Obligations for all purposes herein. Any Early Termination Fee payable in accordance with this Section 3.2.1 shall be presumed to be equal to the liquidated damages sustained by the Lenders as the result of the occurrence of the Applicable Premium Trigger Event, and the Loan Parties agree that it is reasonable under the circumstances currently existing. The Early Termination Fee, if any, shall also be payable in the event the Obligations (and/or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE LOAN PARTIES EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING EARLY TERMINATION FEE IN CONNECTION WITH ANY SUCH ACCELERATION. The Loan Parties expressly agree that (A) the Early Termination Fee is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel, (B) the Early Termination Fee shall be payable notwithstanding the then prevailing market rates at the time payment is made, (C) there has been a course of conduct between Lenders and the Loan Parties giving specific consideration in this transaction for such agreement to pay the Early Termination Fee, (D) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this Section 3.2.1, (E) their agreement to pay the Early Termination Fee is a material inducement to the Lenders to make the Term Loans, and (F) the Early Termination Fee represents a good faith, reasonable estimate and calculation of the lost profits or damages of the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such Applicable Premium Trigger Event. ”

(h) Amendment to Section 5.2. Section 5.2 of the Loan Agreement is hereby amended by amending and restating Section 5.2 of the Loan agreement in its entirety as follows:

“Repayment of Term Loan.

Section 5.2.1. The Term Loan and all other Obligations (other than the Second Amendment Tranche B U.S. Term Loan) shall be due and payable in full on the Maturity Date, unless payment is sooner required hereunder pursuant to Section 11.2. The Borrowers promise to pay on the Maturity Date, or on such earlier date as payment is required hereunder pursuant to Section 11.2, and there shall become absolutely due and payable on such date, the Total Outstandings, together with any and all accrued and unpaid interest thereon and all other fees and other amounts then accrued and outstanding with respect thereto. The Term Loan may be prepaid in accordance with Sections 2.2, 2.3, 5.1 and Section 5.5.

Section 5.2.2. Notwithstanding anything contained herein to the contrary, the Second Amendment Tranche B U.S. Term Loan shall be due and payable in two amortization payments on the dates set forth in the following schedule, unless payment is sooner required hereunder pursuant to Section 11.2 (the “Second Amendment Tranche B U.S. Term Loan Amortization Payments”). Any remaining outstanding amounts of the Second Amendment Tranche B U.S. Term Loan shall be due and payable on the Second Amendment Tranche B U.S. Term Loan Termination Date:”

Amortization Payment Amount	Amortization Payment Date
$1,250,000.00	12/15/15
$1,250,000.00	5/15/16

(i) Amendment to Schedule 1.1(a). Schedule 1.1(a) of the Loan Agreement is hereby amended by amending and restating Schedule 1.1(a) of the Loan Agreement in its entirety as set forth in Exhibit A attached hereto.

§2. [Reserved].

§3. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agent and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Loan Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Loan Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Loan Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Loan Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Loan Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Loan Agreement, a breach of which shall constitute an Event of Default.

§4. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Agent and each of the Lenders and shall be in full force and effect.

(b) The Agent shall have received a duly executed Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated as of the date hereof by and among the Loan Parties, the Revolving Lenders and the Revolving Agent.

(c) The Agent shall have received a duly executed consent in respect of this Amendment executed by the Revolving Agent further to the Second Amended and Restated Intercreditor Agreement.

(d) The Borrowers shall have paid to Agent, for the account of the Lenders on a Pro Rata basis, an amount equal to one and 62.5/100 percent (1.625%) of the Second Amendment Tranche B U.S. Term Loan as of the Second Amendment Effective Date (such amount being equal to $40,625.00). This fee has been fully earned and payable as of the Second Amendment Effective Date and shall not be subject to refund or rebate under any circumstances.

(e) The Borrowers shall have paid all reasonable costs and expenses incurred by the Agent, including the fees and expenses of the Agent’s US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(f) The Agent shall have received good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date.

(g) The Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

(i) after giving effect to the transactions hereunder and under the Revolving Credit Agreement, (A) each Loan Party is Solvent; (B) the representations and warranties set forth in Section 9 of the Loan Agreement are true and correct in all material respects on and as of such date as if made on and as of such date except to the extent any such representation or warranty expressly relates to any earlier and/or specified date and except any representations or warranties that are qualified by materiality, which are true and correct in all respect as of such date or such earlier and/or specified date; and (C) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii) there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii) the Second Amendment Tranche B U.S. Term Loan made by the Lenders to the Borrowers hereunder is in full compliance with the Federal Reserve’s margin regulations and other similar Applicable Laws;

(iv) no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(v) no Material Adverse Effect shall have occurred since March 28, 2015;

(vi) the Revolving Loan Documents shall be in full force and effect and no default or event of default shall exist thereunder; and

(vii) there is no default in existence under any Material Contract by a Loan Party.

(h) The Agent shall have received such other items, documents, agreements, items or actions as the Agent may reasonably request in order to effectuate the transactions contemplated hereby.

(i) No Default or Event of Default shall have occurred and be continuing.

§5. Release. In order to induce the Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Agent or any Lender; and (c) each of the Agent and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Agent’s and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Agent or any Lender to any Loan Party, except the obligations to be performed by the Agent or any Lender on or after the date hereof as expressly stated in this Amendment, the Loan Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Agent or any Lender (or, with respect to the Loan Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§6. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Agent and the Lenders under the Loan Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders and the Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders and the Agent, as applicable, under the Loan Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Loan Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Loan Agreement shall hereafter be read and construed together as a single document, and all references in the Loan Agreement, any other Loan Document or any agreement or instrument related to the Loan Agreement shall hereafter refer to the Loan Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Loan Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Agent and Lenders incurred in connection with this Amendment.

(c) Without limiting the incorporation or application of any other provisions of the Loan Agreement applicable to this Amendment, the following Sections of the Loan Agreement are expressly incorporated herein by reference and shall have the same force and effect as if fully set forth herein: 14.1, 14.2, 14.3, 14.6, 14.7, 14.8, 14.9, 14.10, 14.12, 14.13, 14.14, 14.15, 14.16, 14.19.

(d) For purposes of determining withholding Taxes imposed under FATCA, from and after the effective date of the Amendment, the Borrowers and the Agent shall treat (and the Lenders hereby authorize the Agent to treat) the Loan Agreement as not qualifying as a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:

MAYOR’S JEWELERS, INC.

By:	/s/ Pasquale Di Lillo
	Name:	Pasquale Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Pasquale Di Lillo
	Name:	Pasquale Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and
Corporate Secretary

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Pasquale Di Lillo
	Name:	Pasquale Di Lillo
	Title:	Vice President, Chief Financial and
Administrative Officer

CASH, GOLD & SILVER INC. – OR ET ARGENT, COMPTANT INC.
CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Pasquale Di Lillo
	Name:	Pasquale Di Lillo
	Title:	Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT AND COLLATERAL AGENT:

CRYSTAL FINANCIAL LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

LENDER:

CRYSTAL FINANCIAL SPV LLC

By:	/s/ Rebecca Tarby
	Name:	Rebecca Tarby
	Title:	Managing Director

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]

EXHIBIT A

SCHEDULE 1.1(a)

COMMITMENTS OF THE LENDERS

Lender	Commitment in respect of portion of Tranche A Term Loan to US Borrower	Pro Rata Share in respect of portion of Tranche A Term Loan to US Borrower
Crystal Financial SPV, LLC	$5,000,000.00	100%
TOTAL	$5,000,000.00	100%

Lender	Commitment in respect of portion of Tranche B U.S. Term Loan to U.S. Borrower	Pro Rata Share in respect of portion of Tranche B U.S. Term Loan to U.S. Borrower
Crystal Financial SPV, LLC	$27,500,000.00	100%
TOTAL	$27,500,000.00	100%

Lender	Commitment in respect of portion of Second Amendment Tranche B U.S. Term Loan to U.S. Borrower	Pro Rata Share in respect of portion of Second Amendment Tranche B U.S. Term Loan to U.S. Borrower
Crystal Financial SPV, LLC	$2,500,000.00	100%
TOTAL	$2,500,000.00	100%

Lender	Commitment in respect of portion of Tranche B Canadian Term Loan to Canadian Borrower	Pro Rata Share in respect of portion of Tranche B Canadian Term Loan to Canadian Borrower
Crystal Financial SPV, LLC	$500,000.00	100%
TOTAL	$500,000.00	100%

Lender	Commitment in respect of Term Loan	Pro Rata Share in respect of Term Loan
Crystal Financial SPV, LLC	$35,500,000.00	100%
TOTAL	$35,500,000.00	100%

[SIGNATURE PAGE TO SECOND AMENDMENT TO THIRD AMENDED AND RESTATED TERM LOAN AND SECURITY AGREEMENT]